UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2025

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras Announces Nomination of Member to Board of Directors

—

Rio de Janeiro, August 27, 2025 – Petróleo Brasileiro S.A. – Petrobras informs that it has received a letter from the Ministry of Mines and Energy appointing Mr. Marcelo Weick Pogliese to the position of member of the Company’s Board of Directors, to fill the position previously held by Mr. Pietro Adamo Sampaio Mendes.

The nomination will be submitted to internal governance procedures, including compliance and integrity analysis, and will be appreciated by the People Committee and the Board of Directors, pursuant to Article 150 of Law 6,404/76 and Article 25 of the Company’s Bylaws.

Mr. Marcelo Weick Pogliese is an attorney, holds a postdoctoral degree in Public Law from the University of Santiago de Compostela, a PhD in Law from the State University of Rio de Janeiro (UERJ), and a Master’s degree in Law from the Federal University of Rio Grande do Norte (UFRN). He currently serves as Special Secretary for Legal Affairs in the Office of the Chief of Staff to the President of the Republic and is a tenured professor at the Federal University of Paraíba. He has previously served as Deputy Secretary for Legislative Affairs in the Office of Legal Affairs of the Chief of Staff’s Office to the President of the Republic, Special Advisor of Petrobras’ CEO, Acting Deputy Special Secretary in the Office of the Special Secretary for Legal Affairs, and Advisor in the same office. He has also held the positions of General Attorney of the Municipality of João Pessoa, General Attorney of the State of Paraíba, and Chief Secretary of the Chief of Staff’s Office of the Government of Paraíba.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 27, 2025

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer